United States securities and exchange commission logo





                             June 13, 2021

       Ron Kurtz, M.D.
       President and Chief Executive Officer
       RxSight, Inc.
       100 Columbia
       Aliso Viejo, CA 92656

                                                        Re: RxSight, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 17,
2021
                                                            CIK No. 0001111485

       Dear Dr. Kurtz:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 filed May 17, 2021

       Prospectus Summary
       Overview, page 1

   1.                                                   We note your disclosure
here and in the Business section regarding head-to-
                                                        head comparisons
between your RxSight system and "the two most widely adopted alternative premium
IOLs." If you have not conducted actual head-to-head trials, please revise your disclosure
to clearly state this fact and disclose why you believe these comparisons are
appropriate. If you provide disclosure regarding results from other trials, expand your disclosure
to provide additional information regarding these trials that would help an investor make a
meaningful comparison (e.g., number of subjects, trial design, statistical
significance, etc.).
 Ron Kurtz, M.D.
FirstName  LastNameRon Kurtz, M.D.
RxSight, Inc.
Comapany
June       NameRxSight, Inc.
     13, 2021
June 13,
Page 2 2021 Page 2
FirstName LastName
Our success factors, page 3

2. We note your disclosure here that one of your differentiating success factors is that you offer an, "attractive value proposition that is readily understood by doctors and other providers." However, we note your disclosure elsewhere, including your risk factor disclosure on page 23 where you state that "[doctors] must make a significant up-
         front investment to purchase the LDD" and your disclosure on page 5 that, "44% of surgeons and 36% of surgeons reported factors that discourage them from offering premium IOLs due to concern over nighttime vision and loss of contrast sensitivity, respectively." Please revise your statement or otherwise advise.
Our solution, page 5

3. We note your statement that you designed your RxSight system to "provide a single IOL that can address the broadest range of patient types and needs." Please balance this statement with disclosure that your RxSight system is approved for "adult patients with pre-existing corneal astigmatism of => 0.75 diopters and without pre-
         existing macular disease," and clarify whether your product can address the entire population of patients who are currently eligible for conventional cataract surgery.
Market, industry and other data, page 88

4. Your statements that (i) you have not independently verified any of the data from third party sources and (ii) investors are cautioned not to give undue weight to your internal research may imply an inappropriate disclaimer of responsibility with respect to such information. Please either delete these statements or specifically state that you are liable for such information.
Use of proceeds, page 89

5. We note that you intend to use proceeds to expand your sales force and customer support and operations, increase your research and development activities, conduct or sponsor clinical studies and trials, expand internationally, and provide for working capital and other general corporate purposes. Please revise to disclose the approximate amount to be used for each such purpose. Refer to Item 504 of Regulation S-K. In addition, please revise to clarify whether any material part of the proceeds is to be used to discharge indebtedness. If so, please provide the disclosure required by Instruction 4 to Item 504 of
         Regulation S-K.
Key business metrics, page 102

6. We note your statement that you "believe the number of LALs sold (reported as implanted in a patient) in each quarter is an important metric indicative of adoption and utilization of our RxSight system." In addition, we note that your table at the bottom of page 102 appears to indicate that your LLD installed base increased significantly from Q3 2020 to
         Q1 2021 from 69 to 105 LDD installed; however, your LALs sold in the quarter appeared
 Ron Kurtz, M.D.
FirstName  LastNameRon Kurtz, M.D.
RxSight, Inc.
Comapany
June       NameRxSight, Inc.
     13, 2021
June 13,
Page 3 2021 Page 3
FirstName LastName
         to remain relatively flat at 1,513 LALs sold in Q3 2020 versus 1,567 LALs sold in Q1
         2021. Please update your disclosure here to include sufficient narrative disclosure to provide appropriate context of your results.
Business
Overview, page 123

7. We note your disclosure here that you "anticipate future developments may include development of advanced presbyopia correction techniques and commencement of a PMA clinical trial in the United States for FDA approval of an EDOF IOL indication" and your disclosure on page 127 that "[m]any of the additional applications on [y]our system would simply require that [you] change the algorithm of [y]our LDD to shape the light and the
         LAL" and that you "have received fifteen supplemental approvals that enable the RxSight system to meet evolving customer needs." Please balance your disclosure to clarify how far along you are in researching and developing your technology for additional indications. For example, it is inappropriate to highlight that your RxSight system can be changed with simple algorithms if the features and functionality that do not currently exist in prototype form. In addition, please expand your disclosure to provide greater detail on the material "supplemental approvals that enable the RxSight system to meet evolving customer needs."
8. We note your disclosure that your RxSight system has received the CE mark and marketing approval in Mexico. Please update your disclosure to clearly state the specific indications your products are approved for under each regulatory jurisdiction.
First and only commercially available IOL technology that allows customization and optimization of patient vision after surgery, page 124

9. We refer to your statement here that you believe you can, "deliver future product enhancements and expansion of indications for [y]our platform on a rapid development timeline." Please tell us why you believe a "rapid development" time frame is realistic given the lengthy and uncertain process of seeking regulatory approval.
Investing in system enhancements to meet the evolving needs of doctors and other providers as well as patients, page 127

10. We note your statement that you "are currently developing a lower cost version of the
         LDD." Please add disclosure describing the regulatory approval process you anticipate for your lower cost LDD and provide additional details on where you are currently at in the research and development process or otherwise advise.
Astigmatism-Correcting or Toric Lenses, page 131

11. Please provide your basis for your statement that, "due to the limited precision of existing toric IOLs, only a fraction of patients with visually significant astigmatism receive a lens that corrects their astigmatism."
 Ron Kurtz, M.D.
RxSight, Inc.
June 13, 2021
Page 4
Reduction in "Outliers", page 138

12. Please revise to indicate the basis for your disclosure in this section. If your statements are intended to convey superiority to the identified competitors' products, please provide a description of the head to head studies in the discussion of your business. If there are no head to head studies supporting your claims, please tell us why such comparisons are appropriate.
Sales and marketing, page 140

13. We note your disclosure that, "[y]our cumulative surveys compiled as of Q1 2021
         indicated 86.8%    Strongly Agree,    and 13.2%    Agree    that they
were satisfied with the
         overall support and guidance provided by [you] during the product integration period."
         Please amend your disclosure to briefly describe the parameters of the survey, including a discussion of how you selected the participants, the number of participants, and how you determined that your survey results support the above-referenced statement. In addition, please revise to clarify whether the survey revealed any material disadvantages concerning your products.
Intellectual Property, page 145

14. Please revise to disclose the type of patent protection you have and the expiration dates for each of your material issued patents for each of your technologies. For example, it is unclear which patents cover your LDD, LAL and related devices and methods.
15. We note your disclosure regarding your license agreement with CalTech, including your potential royalty obligation. However, we also note your disclosure that you currently do not sell any licensed products under the agreement. Please revise your disclosure to clarify if the license agreement covers potential material future products currently under development or otherwise advise.
Competition, page 146

16. We note your disclosure that you believe one of the principal competitive factors in your market is "patient experience, including recovery time and level of discomfort." We further note that your product requires UV blocking glasses to be worn following surgery until the LAL in locked in, which appears to typically be for a period of several weeks following surgery. Please add disclosure here or elsewhere in your draft registration describing how your patient experience compares with your material competitors. Please also advise what consideration you have given to including a risk factor discussing that
FirstName LastNameRon Kurtz, M.D.
       your RxSight system requires patients to wear protective glasses following surgery until
Comapany    NameRxSight,
       the LAL               Inc.the impact this requirement may have on the
ultimate market
                 is locked and
       acceptance
June 13, 2021 Pagefor 4 the RxSight system.
FirstName LastName
 Ron Kurtz, M.D.
FirstName  LastNameRon Kurtz, M.D.
RxSight, Inc.
Comapany
June       NameRxSight, Inc.
     13, 2021
June 13,
Page 5 2021 Page 5
FirstName LastName
Exclusive jurisdiction, page 192

17. We note your disclosure here does not appear to be consistent with your risk factor disclosure on page 79. For example, your disclosure on page 79 indicates that nothing in your amended and restated bylaws precludes stockholders that assert claims under the
         Securities Act or the Exchange Act from bringing such claims in state or federal court, subject to applicable law. Your disclosure here, however, indicates that your amended and restated certificate of incorporation will provide that the federal district courts of the
         United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. In addition to correcting your disclosure for this apparent inconsistency, please disclose whether your various exclusive forum provisions will apply to actions arising under the Securities Act or Exchange Act.
         In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange
         Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your disclosure to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or
         Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange
         Act.
Note 2 - Summary of accounting policies
Revenue recognition, page F-19

18. Please expand your disclosures to clarify when you are recognizing revenue for each type
         of performance obligation     over time along with the method used or
point in time along
         with when it occurs in the revenue cycle. Refer to ASC 606-10-50-12 and ASC 606-10-
         50-18 for guidance.
Note 8 - Term loan, page F-25

19. Please expand your disclosure to include the interest rate for borrowings under the term loan for 2020 along with the effective interest rate. Please also address this comment for
         Note 6 to your interim financial statements.
Note 9 - Common stock warrant liability, page F-26

20. We note that your disclosure that the fair value of the Series W warrant was determined by valuation specialists. Please tell us the nature and extent of the valuation specialists involvement and whether you believe the valuation expert was acting as an expert as
 Ron Kurtz, M.D.
RxSight, Inc.
June 13, 2021
Page 6
      defined under Section 11(a) of the Securities Act of 1933 and Section 436(b) of
      Regulation C, such that you must disclose the name of the valuation expert in the Form S-
      1 along with a consent from the valuation expert once the Form S-1 is publicly filed. If you conclude the valuation expert is not considered an expert under the Securities Act, please revise your filing to clarify. Please also address this comment for Note 5 to your interim financial statements for the fair value of the Series W warrant and also the estimated fair value of the preferred stock warrants.
Note 2 - Summary of accounting policies
Recent accounting pronouncements, page F-54

21. Please expand your disclosure to include ASU No. 2020-06. Refer to your disclosure on page F-22 in Note 2.
General

22. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact Tracey Houser at (202) 551-3736 or Daniel Gordon at
(202) 551-3486
if you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at (202) 551-8342 or Tim Buchmiller at
(202) 551-3635
with any other questions.



                                                          Sincerely,
FirstName LastNameRon Kurtz, M.D.
                                                          Division of
Corporation Finance
Comapany NameRxSight, Inc.
                                                          Office of Life
Sciences
June 13, 2021 Page 6
cc:       Martin J. Waters, Esq.
FirstName LastName